SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
October 2022

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RADA ELECTRONIC INDUSTRIES LTD. ANNOUNCES RESULTS OF EXTRAORDINARY MEETING

On October 19, 2022,  RADA Electronic Industries Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 7 Giborei Israel Street, Netanya, Israel.

At the Meeting, the following resolutions were adopted as follows:

1.
The approval and adoption of the Agreement and Plan of Merger, dated as of June 21, 2022 (the “Merger Agreement”), by and among Leonardo DRS, Inc. (“DRS”), RADA and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”); (ii) the merger contemplated by the merger agreement (the “Merger”), by which Merger Sub will be merged with and into RADA in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel, with RADA as the surviving company of the Merger and thereby becoming a wholly owned subsidiary of DRS; and (iii) all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement.

2.	The approval of the purchase of a seven-year “tail” endorsement to RADA’s current directors’ and officers’ liability insurance policy.

3.	The approval of payment of a transaction bonus to RADA’s Chief Financial Officer.

4.	The approval of the grant of retention awards by DRS to certain office holders of RADA.

The following proposals were not approved:

1.	A payment of a transaction bonus to RADA’s Chief Executive Officer.

2.	A payment of a transaction bonus to the Executive Chairman of the RADA board of directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By: /s/Dov Sella
Dov Sella
Chief Executive Officer

Date:  October 19, 2022